Exhibit 99.1

Qihoo 360 Reports Unaudited Third Quarter 2011 Financial Results

- Record Revenues of $47.5 million, up 207% Year-over-Year;

- GAAP Net Income of $10.9 million, up 186% Year-over-Year

- Record Non-GAAP Net Income of $19.5 million, up 306% Year-over-Year

BEIJING,  November 16, 2011 — Qihoo 360 Technology Co. Ltd. (“Qihoo 360” or the “Company”) (NYSE: QIHU), the leading Internet company in China as measured by active user base, today reported its unaudited financial results for the third quarter ended September 30, 2011.

Third Quarter 2011 Highlights(1)

•                  Revenues were a record $47.5 million, an increase of 207% from $15.5 million in the third quarter of 2010.

•                  Net income attributable to Qihoo 360 was $10.9 million, an increase of 186% from $3.8 million in the third quarter of 2010.

•                  Net income attributable to Qihoo 360 excluding share-based compensation (“non-GAAP”)(1) was $19.5 million, an increase of 306% from $4.8 million in the third quarter of 2010.

•                  Diluted earnings per ADS(2) (EPADS) attributable to Qihoo 360 were $0.09.

•                  Diluted EPADS attributable to Qihoo 360 excluding share-based compensation (non-GAAP)(1) were $0.16.

•                  User penetration of Qihoo 360’s browsers reached a record 57% in September 2011 (3).

•                  Average daily clicks on the Company’s 360 Personalized Start-up Pages were 185 million in September 2011.

“We are very pleased to report our third consecutive quarter of robust growth since becoming a public company as we set a number of new records in financial and operating metrics,” commented Hongyi Zhou, Chairman and Chief Executive Officer of Qihoo 360. “Our success was driven by our continued focus on product and technology innovation and customer satisfaction. Despite continued global economic uncertainty and capital markets volatility, growth in China’s Internet sector remains healthy and we continue to outgrow the market by a wide margin.”

(1) Non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections titled “About Non-GAAP Financial Measures” and “ Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of the press release.

(2) American Depositary Shares, which are traded on the NYSE. Every two ADSs represent three Class A ordinary shares of the Company.

(3) User and market penetration data is based on data from iResearch as of September 2011.

 “Our business fundamentals are stronger than ever. We saw accelerated growth in all major business segments, including online advertising and Internet value-added services during the quarter. As we maintain our dominant market position in China’s Internet security industry, we continued to expand our market share in other key product areas. Our browsers’ user penetration hit a record high of 57%, effectively becoming the market leader in September. This is particularly encouraging as it shows the level of trust our users have in us and the strong brand recognition we carry in the market.”

“We remain well positioned for the many opportunities that we believe lie ahead as we execute our open platform strategy and to drive long-term growth. Our focus on innovation has been a core strength and will continue to be vital as we expand our online platform with new services and applications. Today, more businesses than ever have come to appreciate the value that our open platform brings to the market. We intend to capitalize on this untapped potential as we build scale in the coming quarters and years.” Mr. Zhou concluded.

Xiangdong Qi, President of Qihoo 360, added, “With a healthy market environment in China and our history of solid execution, we achieved stronger than expected revenue growth and profitability in the third quarter. During the quarter, we significantly expanded our mobile product portfolio by launching a full range of mobile browsers and app stores for mobile applications. As we continue to execute our business plan, we are confident that we can consistently deliver strong operating results in the near term. We believe our proactive investments in product innovation and technology on both PC and mobile platforms will support long-term sustainable growth for our company.”

Third Quarter 2011 Operating Metrics,

As of September 2011:

•                  Monthly active users of Qihoo 360’s products were 370 million; Qihoo 360’s product penetration rate among all Chinese Internet users was 89% (3).

•                  Monthly active users of Qihoo 360’s browsers were 235 million (3).

•                  The user penetration rate of Qihoo 360’s browsers was 57% (3).

•                  Average daily unique visitors to the 360 Personalized Start-up Pages were 55 million.

•                  Average daily clicks on the 360 Personalized Start-up Pages were 185 million.

Third Quarter 2011 Results

Revenues

Revenues were $47.5 million, representing an increase of 207% from $15.5 million in the third quarter of 2010 and an increase of 35% from the second quarter of 2011. The significant year-over-year and sequential increases in revenues were mainly due to accelerated growth in both online advertising and Internet value-added services.

Online advertising revenues were $35.1 million, up 227% from the same period last year and 31% from the prior quarter. The robust growth was primarily driven by further market penetration of the Company’s key products, such as the 360 browsers and the 360 Personalized Start-up Pages, robust growth in user activity, as well as the support of a healthy market environment. The Company also collected approximately $2.7 million in back payments from a former search partner through a settlement reached during the quarter.

Internet value-added service revenues, which are mainly derived from web game operations, were $12.1 million, up 198% from the same period last year and 49% from the prior quarter. The year-over-year and sequential growth was mainly driven by the accelerated growth of the games’ user base.

Cost of revenues

Cost of revenues was $5.3 million, compared with $1.8 million in the third quarter of 2010 and $3.7 million in the second quarter of 2011, representing increases of 200% and 45%, respectively.

Operating expenses

Operating expenses were $31.4 million, compared with $10.0 million in the third quarter of 2010 and $18.7 million in the second quarter of 2011. Operating expenses excluding share-based compensation (non-GAAP) were $22.7 million, compared with $9 million in the third quarter of 2010 and $16.6 million in the prior quarter.

Operating income

Operating income was $10.8 million, compared with $3.7 million in the third quarter of 2010 and $12.8 million in the prior quarter.

Operating income excluding share-based compensation (non-GAAP) was $19.4 million, compared with $4.7 million in the third quarter 2010 and $14.8 million in the prior quarter.

Operating margin was 22.7%, compared with 24.1% in the third quarter of 2010 and 36.3% in the prior quarter.

Operating margin excluding share-based compensation (non-GAAP) was 40.9%, compared with 30.6% in the third quarter of 2010 and 42.2% in the prior quarter. The significant year-over-year improvements in non-GAAP operating margin were primarily driven by robust revenue growth.

Net income

Net income attributable to Qihoo 360 was $10.9 million, compared with $3.8 million in the third quarter of 2010 and $11.1 million in the prior quarter.

Net income attributable to Qihoo 360 excluding share-based compensation (non-GAAP) was $19.5 million, compared with $4.8 million in the third quarter of 2010 and $13.2 million in the prior quarter, representing increases of 306% and 48%, respectively.

Net margin

Net margin was 23.0%, compared with 24.7% in the same period last year, and 31.6% in the prior quarter.

Net margin excluding share-based compensation (non-GAAP) was at a record high of 41.2%, compared with 31.1% in the same period last year and 37.6% in the prior quarter. The substantial year-over-year improvements in non-GAAP net margin were driven by robust revenue growth, as well as foreign currency exchange gains.

Cash Flows and Balance Sheet

Net cash flow generated from operations in the third quarter of 2011 was $20.2 million. Capital expenditures were $5.3 million during the quarter. As of September 30, 2011, the Company had cash and cash equivalents of $319 million.

Business Outlook

For the fourth quarter of 2011, the Company expects revenues to be between $55 million and $56 million, representing a year-over-year increase of 178% - 183% and a sequential increase of 16% - 18%. For the full year 2011, the Company expects revenues to be between $160 million and $161 million, representing a year-over-year increase of 177% - 179%. These estimates reflect the Company’s current and preliminary view, which is subject to possible material changes.

Conference Call

Qihoo 360’s management will host a conference call to discuss the results at 7:30 p.m. Eastern Standard Time on November 16, 2011 (8:30 a.m. Beijing time on November 17, 2011).

The dial-in details for the live conference call are:

US Toll Free Dial In:	+1 866-519-4004

US Toll / International Dial In:	+1 718-354-1231

UK Dial In:	+44 (0)808-234-6646

Hong Kong Dial In:	+852-2475-0994

Passcode:	QIHU

A telephone replay of the call will be available after the conclusion of the conference call at 11:30 a.m. Eastern Standard Time on November 17, 2011 through 11:30 p.m. Eastern Standard Time on November 25, 2011. The dial-in details for the replay are:

US Toll Free Dial In:	+1 718-354-1232

International Dial In:	+1 866-214-5335

Passcode:	24919216

A live webcast of the conference call will be available on the investor relations section of Qihoo 360’s website at: http://corp.360.cn .

About Qihoo 360

Qihoo 360 Technology Co. Ltd. is a leading Internet company in China as measured by active user base. The Company is also the No. 1 provider of Internet and mobile security solutions in China as measured by active smartphone user base, according to iResearch. In addition, Qihoo 360 also provides users with secure access points to the Internet via its market leading web browsers and application stores. The Company has built one of the largest Internet open platform in China. Qihoo 360 monetizes its massive user base primarily through online advertising and through Internet value-added services on its open platforms.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Qihoo 360 and the industry. Potential risks and uncertainties include, but are not limited to: the Company’s ability to continue to innovate and provide attractive products and services to attract and retain users; the Company’s ability to keep up with rapid changes in technologies and Internet-enabled devices; the Company’s ability to leverage its user base to attract customers for our revenue-generating services; and the Company’s dependence on online advertising for a substantial portion of our revenues; and the Company’s ability to compete effectively. All information provided in this press release is as of the date of the press release, and Qihoo 360 undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Qihoo 360 believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Qihoo 360 is included in Qihoo 360’s filings with the U.S. Securities and Exchange Commission, including its final prospectus dated March 29, 2011.

About Non-GAAP Financial Measures

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

For investor and media inquiries, please contact:

Qihoo 360 Technology Co. Ltd.

Tel:	+86 10-5878-1574

E-mail:	ir@360.cn

Christensen

Mr. Christian Arnell

Tel:	+86 10-5826-4939

E-mail :	carnell@ChristensenIR.com

Qihoo 360 Technology Co. Ltd.
Condensed Consolidated Balance Sheets
(U.S. dollars in thousands, except for shares and per share data)
(Unaudited)

	December 31, 2010	September 30, 2011
ASSETS
Current assets:
Cash and cash equivalents	60,505	319,017
Trading securities		294
Accounts receivable (net of allowance for doubtful accounts of $14 and $67 as of December 31, 2010 and September 30, 2011, respectively)	8,160	15,346
Prepaid expenses and other current assets	3,143	14,406
Deferred tax assets - current	796	788
Total current assets	72,604	349,851
Property and equipment, net	3,306	11,382
Acquired intangible assets, net	5,546	6,819
Goodwill	3,918	4,520
Long-term investments	1,981	4,285
Other noncurrent assets	200	6,014
Deferred tax assets - noncurrent	253	491
TOTAL ASSETS	87,808	383,362
LIABILITIES
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $1,383 and $2,289as of December 31, 2010 and September 30, 2011, respectively)	1,387	2,289
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $8,048 and $19,469 as of December 31, 2010 and September 30, 2011, respectively)	10,885	24,577
Amount due to related parties (including amount due to related parties of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd of nil and $784 as of December 31, 2010 and September 30, 2011, respectively	—	784
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $92 and $1,878 as of December 31, 2010 and September 30, 2011, respectively)	127	5,845
Current portion of long-term payable (including current portion of long-term payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $1,525 and $915 as of December 31, 2010 and September 30, 2011, respectively)	1,525	915
Total current liabilities	13,924	34,410
Deferred tax liabilities - noncurrent	512	515
Long-term payable (including long-term payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $450 and nil as of December 31, 2010 and September 30, 2011, respectively)	450	—
Deferred income-noncurrent (including deferred income-noncurrent of the consolidated VIEs without recourse to Qihoo Technology Co., Ltd of $nil and nil as of December 31, 2010 and September 30, 2011, respectively	—	1,671
TOTAL LIABILITIES	14,886	36,596
Series A convertible participating redeemable preferred shares	20,107	—
Series B convertible participating redeemable preferred shares	29,193	—
Series C convertible participating redeemable preferred shares	20,900	—
EQUITY
Total Qihoo 360 Technology Co. Ltd. Shareholders’ equity	2,215	345,456
Noncontrolling interest	507	1,310
Total equity	2,722	346,766
TOTAL LIABILITIES, CONVERTIBLE PARTICIPATING REDEEMABLE PREFERRED SHARES AND EQUITY	87,808	383,362

Qihoo 360 Technology Co. Ltd.
Condensed Consolidated Statements of operations
(U.S. dollars in thousands, except for shares and per share data)

(Unaudited)

	Three Months Ended			Nine Months Ended
	September 30, 2010	June 30, 2011	September 30, 2011	September 30, 2010	September 30, 2011
Revenues:
Internet services	14,881	34,897	47,289	34,392	104,792
Sales of third party anti-virus software	576	214	201	3,455	738
Total revenues	15,457	35,111	47,490	37,847	105,530
Cost of revenues:
Internet services	1,606	3,641	5,296	3,449	11,638
Sales of third party anti-virus software	176	58	53	1056	200
Total cost of revenues	1,782	3,699	5,349	4,505	11,838
Subsidy income	71	11	9	177	143
Operating expenses:
Selling and marketing	2,770	3,183	8,943	9,800	36,585
General and administrative	1,186	3,533	5,551	2,805	12,282
Product development(a)	6,058	11,954	16,888	16,297	41,657
Total operating expenses	10,014	18,670	31,382	28,902	90,524

Income from operations	3,732	12,753	10,768	4,617	3,311
Interest income	113	370	846	308	1,400
Interest expense	(22)	(15)	(12)	(76)	(44)
Other income (expense)	—	61	(62)	(52)	(3)
Exchange gain (loss)	116	527	2,946	(160)	3,575
Change on fair value of trading securities	—	61	(218)	—	(157)
Income before income tax expense and income (loss) from equity method investment	3,939	13,757	14,268	4,637	8,082
Income tax expense	(125)	(2,925)	(3,460)	(148)	(7,846)
Income (loss) from equity method investment	—	273	(271)	—	(45)

Net income	3,814	11,105	10,537	4,489	191

Less: Net loss attributable to noncontrolling interest	—	5	367	—	378
Net income attributable to Qihoo 360 Technology Co. Ltd.	3,814	11,110	10,904	4,489	569

(a): From Q3 2011, the Company will change the “Research and development expenses” to “Product development expenses” in the statements of operations. This is mainly because the business has been growing rapidly and along with the development of new products, the Company has devoted more resources in enhancing its existing products, by which the Company believes using “Product development expenses” will better reflect the nature of such expenses.

The Product development expenses include costs associated with new product development and enhancement for existing products, such as salaries and benefits, including share-based compensation expenses, costs of bandwidth and utilities, license and technical service fees, and depreciation of equipment and amortization of acquired intangible assets.

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

	Three Months Ended September 30, 2010			Three Months Ended June 30, 2011			Three Months Ended September 30, 2011
			Non-			Non-
	GAAP	Adjustment(b)	GAAP	GAAP	Adjustment(b)	GAAP	GAAP	Adjustment(b)	Non-GAAP

Operating expenses	$10,014	$(999)	$9,015	$18,670	$(2,077)	$16,593	$31,382	$(8,641)	$22,741

Income from operations	$3,732	$999	$4,731	$12,753	$2,079	$14,832	$10,768	$8,645	$19,413
Operating margin	24.1%		30.6%	36.3%		42.2%	22.7%		40.9%

Net income attributable to Qihoo 360 Technology Co. Ltd.	$3,814	$999	$4,813	$11,110	$2,079	$13,189	$10,904	$8,645	$19,549
Net margin	24.7%		31.1%	31.6%		37.6%	23.0%		41.2%
Diluted earnings per ADS	N/A		N/A	$0.09		$0.11	$0.09		$0.16

	Nine Months Ended September 30, 2010			Nine Months Ended September 30, 2011
	GAAP	Adjustment(b)	Non-GAAP	GAAP	Adjustment(b)	Non-GAAP

Operating expenses	$28,902	$(2,818)	$26,084	$90,524	$(38,754)	$51,770

Income from operations	$4,617	$2,818	$7,435	$3,311	$38,763	$42,074
Operating margin	12.2%		19.6%	3.1%		39.9%

Net income attributable to Qihoo 360 Technology Co. Ltd.	$4,489	$2,818	$7,307	$569	$38,763	$39,332
Net margin	11.9%		19.3%	0.5%		37.3%

(b): Adjustment to exclude the share-based compensation expense of each period.